FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 5, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice dated 5 September, 2005

5 September 2005


British Energy Group plc


NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT



British Energy Group plc has received notification from Fidelity Investments of the following:


1. Company in which shares are held:                British Energy Group plc

2. Notifiable interest:    Ordinary Shares

(A)               FMR Corp.
                  82 Devonshire Street
                  Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)               Fidelity International Limited (FIL)
                  P.O. Box HM 670
                  Hamilton
                  HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K) L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

                  Mr. Edward C. Johnson 3d
                  82 Devonshire Street
                  Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


Schedule A

Security: British Energy Group plc

                                 SHARES     MANAGEMENT      NOMINEE/REGISTERED NAME
                                   HELD       COMPANY

                              2,095,900         FPM         Northern Trust London
                              1,546,700         FPM         Bank of New York Brussels
                                827,100         FPM         Mellon Bank
                                573,000         FPM         State Str Bk and Tr Co Lndn  (S Total)
                                403,100         FPM         JP Morgan, Bournemouth
                                273,900         FPM         HSBC Bank Plc
                                169,000         FPM         Bankers Trust London
                                 83,000         FPM         Midland Securities Services
                                 67,000         FPM         Clydesdale Bank Plc
                              2,159,880        FMRCO        JP Morgan Chase Bank
                                274,800        FMRCO        Mellon Bank N.A
                              9,963,084        FISL         JP Morgan, Bournemouth
                                667,540         FIL         Brown Bros Harrimn Ltd Lux
                                375,600         FIL         HSBC Bank Plc
                                353,700         FIL         JP Morgan, Bournemouth
                                210,600         FIL         Bank of New York Brussels
                                178,050         FIL         BNP Paribas, Paris (C)
                                130,800         FIL         Northern Trust London
                                 64,300         FIJ         Brown Brothers Harriman and Co
                              1,602,500         FII         Bank of New York Europe Ldn
                                374,959         FII         JP Morgan, Bournemouth
                                187,600       FIGEST        CDC Finance
                             22,582,093                     Grand Total Ordinary Shares

Current ownership
percentage
                                  4.03%
Shares in issue:            561,016,515





On 13 July 2005, the Company disclosed that Fidelity had a notifiable interest in 17,306,373 shares (3.08%).



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 5, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations